June 21, 2013

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Ajay Koduri, Attorney-Advisor Larry Spirgel, Assistant Director Robert Shapiro, Staff Accountant Robert S. Littlepage, Accountant Branch Chief

Re:	YuMe, Inc. Confidential Draft Submission No. 3 of Registration Statement on Form S-1 Submitted June 4, 2013 CIK No. 0001415624

Ladies and Gentlemen:

        On behalf of YuMe, Inc. ("Company"), we are transmitting this letter in response to comments received from the staff ("Staff") of the Securities and Exchange Commission ("Commission") by letter dated June 13, 2013, with respect to the draft registration statement on Form S-1 that was confidentially submitted to the Commission on June 4, 2013. This letter is being submitted together with the Company's confidential draft No. 4 of the registration statement on Form S-1 ("Draft No. 4"). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff's comments are presented in bold italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and a hard copy of Draft No. 4 that is marked to show changes from the draft registration statement as previously submitted.

        In addition to addressing the comments raised by the Staff in its letter, the Company has revised the confidential draft registration statement to update certain other disclosures.

Summary, page 1

Our Company, page 1

1.
We note your response to comment 1 from our letter dated May 10, 2013. While all the statements that you reference are already in the prospectus, you should make it clear when referencing your leading market position, how you are evaluating your company against others. Therefore, please expand your introductory statement that you are a "leading independent provider of digital video brand advertising" to state your bases for this assertion.

        The Company has revised the disclosure on pages 1, 47 and 74 in response to the Staff's comment.

* * * * * * * * * * *

        Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934.

Sincerely,
/s/ HORACE NASH
Horace Nash Fenwick & West LLP
cc:
Jayant Kadambi, Chief Executive Officer
Timothy Laehy, Chief Financial Officer
Paul T. Porrini, Esq., General Counsel and Secretary
 YuMe, Inc.

  Cynthia C. Hess, Esq.
  Niki Fang, Esq.
   Fenwick & West LLP

  Danny Wallace
  Kimberly Doyle
   PricewaterhouseCoopers LLP

  Douglas Smith, Esq.
  Stewart McDowell, Esq.
  Brandon W. Loew, Esq.
   Gibson, Dunn & Crutcher, LLP